

November 8, 2011

<u>Via Email</u>
Joshua J. Widoff, Esq.
Executive Vice President, Secretary and General Counsel
Dividend Capital Total Realty Trust Inc.
518 Seventeenth Street, 17th Floor
Denver, Colorado 80202

  Re: **Dividend Capital Total Realty Trust Inc.**
     Amendment No. 1 to Schedule TO
     Filed November 3, 2011
     File No.:5-85609

Dear Mr. Widoff:

We have reviewed the above referenced filing and have the following comment.

<u>General</u>

1. We note your response to prior comment 1 and the revised disclosure. Please confirm
   supplementally that any purchases the filing person makes pursuant to its redemption
   program after the expiration of the offer will be made in compliance with Exchange Act
   Rule 13e-4(f)(6).

        *   *   *

Please electronically submit a cover letter that keys your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filings reviewed by the staff to be certain that they have provided all material information
to investors. Since the company and its management are in possession of all facts relating to a
company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they
have made.

Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Mellissa Campbell Duru

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions